October 8, 2015

VIA EDGAR

Jonathan Burr

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	IPC Healthcare, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 9, 2015
File No. 001-33930

Dear Mr. Burr:

On behalf of IPC Healthcare, Inc. (the “Company”), this letter responds to the letter dated October 7, 2015 (the “Comment Letter”), regarding comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed on September 9, 2015. The Company is concurrently preparing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”), which incorporates the revisions discussed below together with the revisions discussed in our letter to the Staff dated October 6, 2015.

For your convenience, set forth below in italics are the comments in the Comment Letter, followed by the Company’s response to that comment, including, where applicable, a cross-reference to the location of the changes made in response to the Staff’s comment. All page numbers refer to the page numbers in the Revised Proxy Statement. Attached to this letter are excerpted changed pages illustrating the changes in the Revised Proxy Statement.

1. We note your response to comments 2 and 6. On page 74 of your draft disclosure you state “The inclusion of the merger agreement and such descriptions are not intended to modify or supplement any factual disclosures…” and that “investors are not entitled to rely on the representations and warrants contained in the merger agreement… .” Your drafted language still implies that the merger agreement does not constitute public disclosure under the federal securities laws. Please revise.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Jonathan Burr

Securities and Exchange Commission

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Revised Proxy Statement to remove the implication that the merger agreement does not constitute public disclosure under the federal securities laws. The Company has deleted the statement that “The inclusion of the merger agreement and such descriptions are not intended to modify or supplement any factual disclosures about IPC or Team Health or their respective businesses in our public reports filed with the SEC. Such Public reports are available without charge through the SEC’s website at www.sec.gov. See the section entitled ‘Where You Can Find More Information.’” The Company has also deleted the statement that “investors are not entitled to rely on the representations and warranties contained in the merger agreement, which are made only for the benefit of the parties to the merger agreement.”

If you have any questions regarding the Company’s responses, please contact the undersigned at (213) 896-6072 or rkadlec@sidley.com.

Very truly yours,

/s/ Robert W. Kadlec

Robert W. Kadlec

cc (by email):	Kelli Newman (knewman@ipcm.com)
Daniel Clivner (dclivner@sidley.com)

Attachment

THE AGREEMENT AND PLAN OF MERGER

Explanatory Note Regarding the Merger Agreement

The summary of the material provisions of the merger agreement set forth below and elsewhere in this proxy statement is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement as Annex A and which is incorporated by reference in this proxy statement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety.

The merger agreement is described in this proxy statement and included as Annex A with the intention of providing you with information regarding the terms of the merger. The representations, warranties and covenants made in the merger agreement by IPC, Team Health and Sub are qualified and subject to important limitations agreed to by IPC, Team Health and Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to note that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement. Investors should not rely on representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of IPC, Team Health, Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.

Date of the Merger Agreement

The merger agreement was executed by IPC, Team Health and Sub on August 4, 2015 (which we refer to as the “date of the merger agreement”).

The Merger

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, and in accordance with Delaware law, at the effective time of the merger, Sub will be merged with and into IPC, whereupon the separate corporate existence of Sub will cease and IPC will continue under the name “Intrepid Healthcare Services, Inc.” as the surviving corporation and a wholly owned subsidiary of Team Health and shall continue to be governed by the laws of the State of Delaware. As a result of the merger, IPC, as the surviving corporation, will possess all properties, rights, privileges, powers and franchises of IPC and Sub, and all of the claims, obligations, liabilities, debts and duties of IPC and Sub will become the claims, obligations, liabilities, debts and duties of the surviving corporation.

Closing; Effective Time of the Merger

The closing of the merger will take place on the fifth business day after the satisfaction or, if permissible, waiver of all of the conditions to the closing of the merger set forth in the merger agreement and described in this proxy statement, unless another time or date is agreed to in writing by the parties, provided that IPC, Team Health and Sub are not required to effect the closing of the merger until the earlier of September 30, 2015 and the final day of the “marketing period” (as defined in the merger agreement). On the closing date, IPC, Team Health and Sub will file the certificate of merger with the Secretary of State of the State of Delaware in accordance with Delaware law (at which time we expect the merger will become effective, which time we refer to as the “effective time”).

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